**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

**LETTER FOR MAINTENANCE OF EXEMPTION**

03003306

20th January 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 9

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 16th January 2003;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 16th January 2003;

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 16th January 2003; and

4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 16th January 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 1/27

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JG/hoi/ADR

File No. 82-4968

Form Version 2.0

## Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-01-2003 06:00:04 PM
Submitted by S DARBY on 16-01-2003 06:05:36 PM
Reference No CU-030114-69AEE

| | | |
|---|---|---|
| Submitting Merchant Bank (If applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Sime Darby Berhad** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary shares of RM0.50 each** |
| * Name & address of registered holder | : | |

**Rashid Hussain Asset Management Sdn. Bhd.**
**(Acquisition of 100,000 shares)**

**Nomura Asset Management Singapore Limited**
**(Disposal of 35,000 shares)**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **18-12-2002** | * **100,000** | |
| **Disposed** | **03-01-2003** | **35,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase and sale of shares by the Board** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **358,245,305** |

File No. 82-4968

| | | |
|---|---|---|
| Direct (%) | : | **15.4** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * **Total no of securities after change** | : | **358,245,305** |
| * Date of notice | : | **03-01-2003** |

Remarks :

**The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 26th December 2002 and 3rd January 2003.**

File No. 82-4968

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-01-2003 06:00:04 PM
Submitted by S DARBY on 16-01-2003 06:05:43 PM
Reference No CU-030114-752B7

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

**Particulars of substantial Securities Holder**

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
**201-A, Jalan Tun Razak**
**50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
**Permodalan Nasional Berhad**
**Tingkat 4, Balai PNB**
**201-A, Jalan Tun Razak**
**50400 Kuala Lumpur**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Disposed** | * **26-12-2002** | * **100,000,000** | |
| **Acquired** | **02-01-2003** | **51,000** | |
| **Acquired** | **03-01-2003** | **200,000** | |
| **Acquired** | **06-01-2003** | **61,000** | |
| **Acquired** | **09-01-2003** | **103,000** | |

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**
Direct (units) : **301,151,200**
Direct (%) : **12.95**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

- **Total no of securities after change** : **301,151,200**
- Date of notice : **09-01-2003**

Remarks :
**The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 26th December 2002 and 2nd, 3rd, 6th and 9th January 2003.**

File No. 82-4968

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-01-2003 06:00:05 PM
Submitted by S DARBY on 16-01-2003 06:05:45 PM
Reference No CU-030114-7DFBF

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Sime Darby Berhad** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Yayasan Pelaburan Bumiputra** |
| * Address | : | **c/o Permodalan Nasional Berhad<br>Tingkat 4, Balai PNB<br>201-A, Jalan Tun Razak<br>50400 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **37113-P** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary shares of RM0.50 each** |
| * Name & address of registered holder | : | |

**Permodalan Nasional Berhad**
**Tingkat 4, Balai PNB**
**201-A, Jalan Tun Razak**
**50400 Kuala Lumpur**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Disposed** | * **26-12-2002** | * **100,000,000** | |
| **Acquired** | **02-01-2003** | **51,000** | |
| **Acquired** | **03-01-2003** | **200,000** | |
| **Acquired** | **06-01-2003** | **61,000** | |
| **Acquired** | **09-01-2003** | **103,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase and sale of shares by the company's subsidiary** |
| * Nature of interest | : | **Deemed interest** |
| Direct (units) | : | |
| Direct (%) | : | |
| Indirect/deemed interest (units) | : | **301,151,200** |

File No. 82-4968

| | | |
|---|---|---|
| Indirect/deemed interest (%) | : | **12.95** |
| * **Total no of securities after change** | : | **301,151,200** |
| * Date of notice | : | **09-01-2003** |

Remarks :

**The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 26th December 2002 and 2nd, 3rd, 6th and 9th January 2003.**

File No. 82-4968

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-01-2003 06:00:04 PM
Submitted by S DARBY on 16-01-2003 06:05:31 PM
Reference No CU-030114-615A2

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Sime Darby Berhad** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera** |
| * Address | : | **Tingkat 4, Balai PNB<br>201-A, Jalan Tun Razak<br>50400 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **434217-U** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary shares of RM0.50 each** |
| * Name & address of registered holder | : | |

**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
**Tingkat 4, Balai PNB**
**201-A, Jalan Tun Razak**
**50400 Kuala Lumpur**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **26-12-2002** | * **1,925,000** | |
| **Acquired** | **26-12-2002** | **100,000,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares by the company** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **670,373,632** |
| Direct (%) | : | **28.82** |
| Indirect/deemed interest (units) | : | |

File No. 82-4968

| | | |
|---|---|---|
| Indirect/deemed interest (%) | : | |
| * **Total no of securities after change** | : | **670,373,632** |
| * Date of notice | : | **26-12-2002** |
| Remarks | : | |

**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

## LETTER FOR MAINTENANCE OF EXEMPTION

17 January 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing in The Malay Mail entitled, "Sime In Talks To Buy Loy Yang Power Stake" - released on 17 January 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax No. (212)571-3050

*Ref : c\harddisk\Sc1.lwp*

Form Version 2.0

## General Announcement

Submitted by S DARBY on 17-01-2003 05:19:39 PM
Reference No SD-030117-EDCA7

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

* Type : ○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no. : **ZO-030116-59843**

* Subject :
**ARTICLE ENTITLED "SIME IN TALKS TO BUY LOY YANG POWER STAKE"**

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("the Company" or "Sime Darby") dated 16th January 2003 and the news article appearing in The Malay Mail, Mail Money, page 20, on Thursday, 16th January 2003.

Sime Darby wishes to advise that the Company is undertaking preliminary investigations into the possible acquisition of a stake in Loy Yang Power Ltd., which owns and operates a 2000 MW power station in Victoria, Australia.

If there are any further developments, an announcement will be made to the Exchange.

This announcement is dated 17th January 2003.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**